EXHIBIT 99.1

Mogo Files Mixed Shelf Prospectus Ahead of Expiry of Existing Shelf Prospectus

Vancouver, British Columbia, March 26, 2021 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), a digital payments and financial technology company, today announced that it has filed a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 ("Registration Statement") with the United States Securities and Exchange Commission ("SEC") under the U.S.-Canada Multijurisdictional Disclosure System ("MJDS"). The final short form base shelf prospectus will be filed prior to expiry of the existing shelf prospectus, which was filed on December 5, 2019.

The Prospectus, when made final and effective, will enable Mogo to make offerings of common shares, preferred shares, debt securities, warrants to purchase common shares, preferred shares or debt securities, or any combination thereof (collectively, the "Securities") of up to an aggregate offering price of US$500 million at any time during the 25-month period that the Prospectus remains effective.

The Registration Statement has been filed with the SEC, but is not yet effective. Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. Copies of the Prospectus and the Registration Statement are available at www.sedar.com and www.sec.gov, respectively.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

If any securities are offered under the Prospectus and Registration Statement, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering, and would be described in a prospectus supplement filed with the applicable Canadian securities commissions and with the SEC at the time of such an offering.

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About Mogo

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding the Prospectus and the Registration Statement, the effectiveness and timing thereof and any future offerings. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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